VRDT Corporation
12223 Highland Ave
Suite 106-542
Rancho Cucamonga, CA 91739

August 8, 2013

Via EDGAR

Craig Slivka, Special Counsel

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:  VRDT Corporation

Amendment No. 2 to Current Report on Form 8-K

Filed December 26, 2012

Form 10-K/A for the Fiscal Year Ended March 31, 2012

Filed July 24, 2013 File No. 000-52677

Dear Mr. Slivka:

This letter responds to your correspondence of August 8, 2013 (the “Comment Letter”), with respect to the items referenced above filed by VRDT Corporation, File Number 000-52677. Specifically, this serves to address the comments of the Staff of the Commission as articulated in the Comment Letter.

Comment #1:     We note your correspondence and the amendment to your Current Report on Form 8-K filed on July 16, 2013 indicating that you ceased your status as a shell company on August 6, 2012, prior to the acquisition of 24Tech Corporation. Please amend your Form 8-K originally filed on September 6, 2012 to remove the disclosure that is no longer applicable given that you were not a shell prior to the acquisition of 24Tech Corporation and to provide the requisite disclosure regarding your acquisition of 24Tech Corporation. In your amendment, please also address any outstanding comments from our letters dated October 3, 2012, November 19, 2013, January 8, 2013, February 19, 2013 and April 9, 2013, to the extent such comments are still applicable.

Response:     We fully intend to amend this 8k, however, seeing as we are currently delinquent on filing our 10-K due June 30, 2013, extended to July 15, 2013, and will not be able to file our 10-Q due August 14, 2013, until after the 10-K is filed, this amendment will be completed after we are current on our other filings, very likely sometime after September 1.

Comment #2:     As noted in comment five of our letter dated February 19, 2013 and comment two of our letter dated April 9, 2013, your Form 10-K must be signed by both the registrant (under the language “Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized”) and on behalf of the registrant by its principal executive officer, principal financial officer and controller or principal accounting officer, and by at least the majority of the board of directors or persons performing similar functions, (under the language “Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.”) Each set of signatures is separate and should be included separately in the Form 10-K. Please amend your Form 10-K accordingly.

Response:     We finally understand the SEC’s comment and will refile with corrected signatures today or tomorrow.

We trust that the current revised documents sufficiently address the comments articulated by the Staff in the Comment Letter. Please feel free to contact the undersigned should you have any other concerns or comments.

Very truly yours,

VRDT Corporation

By:	/s/ Dennis J Hogan
Dennis J Hogan
Chief Financial Officer